ALZAMEND NEURO, INC.

3802 Spectrum Blvd., Suite 112c

Tampa, Florida 33612

September 21, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention: Tim Buchmiller and Irene Paik

Re:	Alzamend Neuro, Inc.
Offering Statement on Form 1-A
File No. 024-11124

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Alzamend Neuro, Inc., a Delaware corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (File No. 024-11124), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on November 29, 2019.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined that the consummation of the offering cannot be completed at this time. The Offering Statement has not been qualified and no securities covered by the Offering Statement have been issued or sold.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s Executive Vice President and General Counsel, Henry Nisser, at (646) 650-5044.

Very truly yours,

/s/ Stephan Jackman
Stephan Jackman
Chief Executive Officer